EXHIBIT (b)

February 23, 2005

infoUSA Inc.
5711 South 86th Circle
Omaha, Nebraska 68127
Attention: Raj Das

Re: $300,000,000 Senior Secured Credit Facilities — Commitment Letter

     Ladies and Gentlemen:

     infoUSA Inc. (the “Borrower”) has advised Wells Fargo Bank, National Association (“Wells Fargo”), that it intends, through a wholly-owned subsidiary (the “Acquisition Sub”), to acquire Digital Impact, Inc., a Delaware corporation (the “Target”), by means of (i) a tender offer for not less than a majority of the fully diluted outstanding shares of the Target, followed by a merger of the Target with the Acquisition Sub, or (ii) if deemed appropriate by the Borrower, a single-step merger of the Target with the Acquisition Sub (collectively, the “Acquisition”). The Borrower has also advised Wells Fargo that in connection with such transaction, it plans to repay its indebtedness under the Amended and Restated Credit Agreement dated as of June 4, 2004, as amended by a First Amendment to the Amended and Restated Credit Agreement dated as of November 5, 2004 between the Borrower, various lenders, and Wells Fargo Bank, as sole lead arranger, sole book runner and administrative agent (as so amended, the “Existing Credit Agreement”) and related premiums, fees and expenses (the “Fee and Expense Payments”).

     The Acquisition, repayment of the Borrower’s indebtedness under the Existing Credit Agreement, Fee and Expense Payments and other related transactions are collectively referred to herein as the “Transaction”. The approximate amounts to be expended in connection with the Transaction, and assuming that the Existing Credit Agreement is repaid in full, are set forth in the Sources and Uses Table attached as Addendum II to the Summary of Terms, Senior Secured Credit Facilities (the “Senior Term Sheet”) attached hereto as Annex A. The term “Credit Parties” as used herein refers collectively to the Borrower, the Target, the Acquisition Sub and all subsidiary guarantors of such companies after giving effect to the consummation of the Transaction. The Senior Secured Credit Facilities described in the Senior Term Sheet are referred to herein as the “Senior Secured Credit Facilities”.

     Wells Fargo is pleased to inform the Borrower that it hereby commits to provide the entire principal amount of the Senior Secured Credit Facilities and to act as the sole and exclusive lead arranger, administrative agent and sole book runner (the “Lead Arranger”) for the Senior Secured Credit Facilities and to arrange for a syndicate of financial institutions and other “accredited investors” (as defined in SEC regulations; each such financial institution and accredited investor, including Wells Fargo, being a “Lender” and, collectively, the “Lenders”) to participate in the Senior Secured Credit Facilities.

     The Lead Arranger’s fees for such services are set forth in the accompanying confidential fee letter (the “Fee Letter”). The Borrower agrees that no other agents or advisors will be engaged or appointed and no compensation (other than that expressly contemplated by the Fee Letter) will be paid for the placement of the Facilities unless the Borrower and the Lead Arranger shall so agree.

     Wells Fargo is satisfied with the results of its diligence investigation of the Borrower, the Target and their subsidiaries. Wells Fargo’s commitment shall not be subject to further diligence unless Wells Fargo shall become aware of any information relating to conditions or events not previously disclosed to Wells Fargo or constituting new information or additional developments concerning conditions or events previously disclosed to Wells Fargo which, in its reasonable judgment, is inconsistent with the information theretofore provided to Wells Fargo (or otherwise publicly available in filings by the Borrower or the Target with the SEC) and which Wells Fargo reasonably deems materially adverse in respect of the condition (financial or otherwise), business, operations, debt service capacity, properties, assets, accounting treatment, liabilities (including environmental liabilities) or prospects of the Borrower, the Target and their subsidiaries.

     The foregoing commitment and all undertakings and agreements hereunder are expressly subject to (i) no material adverse change in the business, assets, condition (financial or otherwise), operations, liabilities (whether contractual, environmental or otherwise), properties, Projections or prospects of (A) the Borrower and its subsidiaries, taken as a whole, since September 30, 2004, or (B) the Target since December 31, 2004 (in each case, other than as disclosed in publicly available filings by the Borrower or the Target with the SEC prior to the date of this letter and other than as indicated in the Projections (as defined below) delivered by the Borrower to the Lead Arranger prior to the date of this letter), or in the facts and information as represented to date, (ii) there not having occurred any material disruption or material adverse change in the financial or capital markets generally or in the market for syndicated credit facilities that could in the sole discretion of the Lead Arranger be expected to materially impair the syndication of the Senior Secured Credit Facilities, (iii) the satisfaction of the terms and conditions of this letter, the Senior Term Sheet and the other annexes and schedules attached hereto (together, this “Commitment Letter”) and the Fee Letter in a manner acceptable to Wells Fargo, and (iv) the absence of any competing offering, placement or arrangement for any debt security or bank financing by or on behalf of any of the Credit Parties prior to successful syndication of the Senior Secured Credit Facilities.

     The Lead Arranger will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among potential Lenders, any titles offered to potential Lenders and the amount and distribution of fees among the Lenders. The Borrower agrees that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation other than as expressly set forth in the Senior Term Sheet and the Fee Letter will be paid in connection with the Senior Secured Credit Facilities unless the Borrower and the Lead Arranger shall so agree. The Borrower shall actively assist the Lead Arranger in completing a syndication satisfactory to it. Such assistance shall include (i) the Borrower using commercially reasonable efforts to ensure that the syndication efforts benefit materially from the existing lending and investment banking relationships of the Borrower, (ii) the Borrower using commercially reasonable efforts to make certain members of the management of the Borrower (and, if Target is cooperating with the Acquisition, the Target), as well as the Borrower’s consultants and advisors, are available during regular business hours to answer questions regarding the Senior Secured Credit Facilities, (iii) the Borrower’s providing or causing to be provided to the Lead Arranger all information reasonably deemed necessary by it to complete syndication and the Borrower’s assisting in the preparation of a confidential informational memorandum to be used in connection with the syndication, and (iv) the hosting by the Borrower of meetings with prospective Lenders. Unless this letter is terminated by the Lead Arranger or the Borrower, the Borrower also agrees to refrain from any activity in the capital markets and the private placement market from the date the Borrower signs this letter until the execution and delivery of the Credit Agreement by the parties thereto (the “Closing”) and the arrangement and syndication has been successfully completed.

     The Borrower hereby represents that (i) all information, other than Projections (as defined below), which has been or is hereafter made available to the Lead Arranger or the other Lenders by the Borrower or any of its representatives in connection with the transactions contemplated hereby (the “Information”) has been reviewed and analyzed by the Borrower in connection with the performance of its own due diligence and is or will be, in the case of Information made available after the date hereof, complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements were or are made, and (ii) all financial projections concerning the Credit Parties that have been or are hereafter made available to the Lenders by the Borrower or any of its representatives in connection with the transactions contemplated hereby (the “Projections”) have been or will be, in the case of Projections made available after the date hereof, prepared in good faith based upon reasonable assumptions; provided, however, that, in the case of Information regarding the Target and its subsidiaries and affiliates, including any Projections that take into account the Target and its subsidiaries and affiliates and their respective businesses, all such representations are made by the Borrower only to the extent of the actual knowledge of the Borrower following reasonable inquiry under the circumstances. The Borrower shall supplement the Information and the Projections from time to time until the Closing Date so that the representation and warranty in the preceding sentence is correct on the Closing Date. In arranging and syndicating the Senior Secured Credit Facilities, Wells Fargo and each Lender that issues a commitment letter to provide a portion of the Senior Secured Credit Facilities will be using and relying on the Information and the Projections without independent verification thereof. The representations and covenants contained in this paragraph shall remain effective until the initial funding under a definitive financing agreement and thereafter the disclosure representations contained herein shall be superseded by those contained in such definitive financing agreement.

     The Borrower shall pay the Lead Arranger’s reasonable costs and expenses (including the reasonable fees and expenses of counsel (including allocated costs of internal counsel), reasonable professional fees of consultants and other experts and reasonable out-of-pocket expenses, including without limitation syndication expenses) incurred before or after the date of this Commitment Letter arising in connection with this Commitment Letter, the definitive financing agreement, the syndication of the Senior Secured Credit Facilities and the other transactions contemplated hereby.

     The Borrower shall indemnify and hold harmless the Lead Arranger and each Lender (including Wells Fargo) and their respective affiliates and each director, officer, employee, agent, attorney and affiliate thereof (each such person, an “indemnified person”) from and against any losses, claims, damages, liabilities or other expenses to which an indemnified person may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from the Transaction, whether or not actually completed and the other transactions contemplated by this Commitment Letter, the Fee Letter, the extension of the financing contemplated hereby, the Senior Secured Credit Facilities or any use or intended use of the proceeds of any of the loans and other extensions of credit contemplated hereby, and to reimburse each indemnified person for any reasonable legal or other expenses incurred in connection with investigating, defending or participating in any such investigation, litigation or other proceeding (whether or not any such investigation, litigation or other proceeding involves claims made between any Credit Party or any third party and any such indemnified person, and whether or not any such indemnified person is a party to any investigation, litigation or proceeding out of which any such expenses arise); provided, however, that the indemnity contained herein shall not apply to the extent that it is determined in a final nonappealable judgment by a court of competent jurisdiction that such losses, claims, damages, liabilities or other expenses result from the gross negligence or willful misconduct of such indemnified person. The obligations to indemnify each indemnified person and to pay such legal and other expenses shall remain effective until the initial funding under a definitive financing agreement and thereafter the indemnification and expense reimbursement obligations contained herein shall be superseded by those contained in such definitive financing agreement. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through internet, Intralinks or similar information transmission systems in connection with the Senior Secured Credit Facilities. No indemnified person shall be responsible or liable to any other party or any other person for any indirect, consequential or special damages. The foregoing provisions of this paragraph shall be in addition to any rights that any indemnified person may have at common law or otherwise.

     Wells Fargo and its affiliates may be providing or proposing to provide debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which the Credit Parties or their affiliates may have conflicting interests because of the Transaction or other relationships. The Borrower acknowledges that Wells Fargo has no obligation to use any confidential information from such other companies in connection with the Transaction, or to furnish any such confidential information to any Credit Parties.

     This Commitment Letter and the Fee Letter are intended solely for the benefit of the Borrower, Acquisition Sub, Wells Fargo, each Lender who issues a commitment letter to provide a portion of the Senior Secured Credit Facilities and each indemnified person and nothing in this Commitment Letter or the Fee Letter, express or implied, shall give any person other than the foregoing, any beneficial or legal right, remedy or claim hereunder. Neither this Commitment Letter nor the Fee Letter is assignable (and any purported assignment shall be null and void) and neither may be relied upon by any other person or entity.

     If this Commitment Letter and the Fee Letter are not accepted by the Borrower as provided for below, the Borrower shall immediately return this Commitment Letter and the Fee Letter (and any copies hereof and thereof) to the undersigned or confirm to the undersigned that they have been destroyed.

     This offer will terminate on February 24, 2005, unless on or before that date the Borrower signs and returns a copy of this Commitment Letter and the Fee Letter to Wells Fargo at MAC N9305-051, Sixth and Marquette, Minneapolis, MN 55479, Fax: (612) 667-7266, attention Steven R. Ashley. The commitments herein provided for will also expire at the earliest of (i) the termination of any acquisition or merger agreement relating to the Acquisition; (ii) the closing of the Transaction without the use of the Senior Secured Credit Facilities; or (iii) the close of business on August 24, 2005, if the closing of the tender offer portion of the Acquisition has not occurred by such time; provided, however, that any term or provision hereof to the contrary notwithstanding all of the Borrower’s obligations hereunder in respect of indemnification, confidentiality and fee and expense reimbursement shall survive any termination of the commitments pursuant to this paragraph.

     THIS COMMITMENT LETTER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF MINNESOTA. Each of the undersigned parties hereby knowingly, voluntarily and intentionally waives any rights it may have to a trial by jury in respect of any litigation based hereon, or arising out of or in connection with, this Commitment Letter and the Fee Letter, and any course of conduct, course of dealing, statements (whether oral or written) or actions of any of the undersigned parties in connection herewith or therewith. The parties hereto submit to the nonexclusive jurisdiction of the Federal and State courts located in Hennepin County, Minnesota in connection with any dispute related to this Commitment Letter, the Fee Letter or any of the matters contemplated hereby or thereby. This Commitment Letter and the Fee Letter constitute the entire understanding among the parties hereto with respect to the subject matter hereof and replace and supersede all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof. This Commitment Letter may not be amended or waived except by an instrument in writing signed by each party hereto. This Commitment Letter may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

     Wells Fargo appreciates having been given the opportunity to be involved in the Transaction.

Very truly yours,

WELLS FARGO BANK, NATIONAL ASSOCIATION

By: /s/ Steven R. Ashley
Name: Steven R. Ashley
Title: Senior Vice President

Acknowledged and Agreed:
infoUSA Inc.

By: /s/ Raj Das
Name: Raj Das
Title: Chief Financial Officer

infoUSA Inc.

ANNEX A
SUMMARY OF TERMS
SENIOR SECURED CREDIT FACILITIES

     The following summarizes selected terms for certain senior secured credit facilities (the “Senior Secured Credit Facilities”) to be made available to infoUSA Inc. (the “Borrower”) by Wells Fargo Bank, National Association (“Wells Fargo”), in the aggregate amount of $300 million, the proceeds of which would be used, among other things, in connection with the proposed acquisition of Digital Impact, Inc. (the “Target”) by the Borrower and certain of its affiliates.

     This Summary of Terms is intended merely as an outline of certain of the material terms of the Senior Secured Credit Facilities and does not include descriptions of all of the terms, conditions and other provisions that are to be contained in the definitive documentation relating to the Senior Secured Credit Facilities and it is not intended to limit the scope of discussion and negotiation of any matters not inconsistent with the specific matters set forth herein.

BORROWER:	infoUSA Inc., a Delaware corporation.

SOLE LEAD ARRANGER AND BOOK RUNNER:	Wells Fargo Bank, National Association (“Administrative Agent” or “Wells Fargo”).

ADMINISTRATIVE AGENT:	Wells Fargo will act as sole and exclusive administrative and collateral agent.

LENDERS:	A syndicate of financial institutions (including Wells Fargo) arranged by Wells Fargo, which institutions shall be acceptable to the Administrative Agent in consultation with the Borrower (collectively, the “Lenders”).

TRANSACTION:	(i) (A) The acquisition by a tender offer for not less than a majority of the fully diluted shares, followed by the merger of the Target with a newly created subsidiary of the Borrower (“Acquisition Sub”), or (B) if the Target cooperates with the Borrower, a single-step merger of the Target into the Acquisition Sub (collectively, the “Acquisition”); and

(ii) the repayment of the existing bank credit facilities under the Amended and Restated Credit Agreement dated as of June 4, 2004, as amended by a First Amendment to the Amended and Restated Credit

Annex A	infoUSA Inc.

Agreement dated as of November 5, 2004 by and between the Borrower, various lenders, and Wells Fargo (the “Existing Credit Agreement”).

GUARANTORS:	The Senior Secured Credit Facilities shall be guaranteed by all existing and future direct and indirect subsidiaries of the Borrower (collectively, the “Guarantors”); provided, however, that (i) non-U.S. subsidiaries shall only be required to deliver guaranties to the extent it would not result in material increased tax liabilities for the Credit Parties, and (ii) the Target and its Subsidiaries shall not be required to deliver guaranties until such time as the Target has become a wholly-owned direct or indirect subsidiary of the Borrower or the Borrower otherwise has effective control of the Target. All guarantees shall be guarantees of payment and not of collection.

SENIOR SECURED CREDIT FACILITIES:	An aggregate principal amount of up to $300 million consisting of a Revolving Facility and a Term Loan Facility.

CLOSING DATE:	The date on which definitive documentation for the Senior Secured Credit Facilities is executed and delivered, the conditions precedent thereunder shall have been satisfied or waived and the initial loans shall have funded (the “Closing Date”).

REVOLVING FACILITY:	$50 million revolving credit facility (the “Revolving Facility”), which will include a $10 million sublimit for the issuance of standby and commercial letters of credit (each a “Letter of Credit”) and a $5 million sublimit for swing line loans (each a “Swing Line Loan”). Letters of Credit will be issued by Wells Fargo (in such capacity, the “Letter of Credit Issuing Lender”) and Swing Line Loans will be made available by Wells Fargo, and each Lender having a revolving commitment will purchase an irrevocable and unconditional participation in each Letter of Credit and Swing Line Loan.

TERM LOAN FACILITY:	$250 million multiple advance term credit facility (the “Term Loan Facility”).

Annex A	infoUSA Inc.

PURPOSE:	The proceeds of the Senior Secured Credit Facilities shall be used to finance: (i) the Transaction; (ii) the repayment of the Existing Credit Agreement; (iii) permitted acquisitions; (iv) working capital; (v) capital expenditures; (vi) Transaction fees and expenses; (vii) lawful, general corporate purposes, all as set forth in Addendum II hereto.

TIMING OF TERM LOAN FACILITY LOANS:	The final disbursement of loans under the Term Loan Facility shall be made not later than August 24, 2005.

INTEREST RATES:	As set forth in Addendum I.

MATURITY:	The Revolving Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full on the third anniversary of the Closing Date.

The Term Loan Facility shall be subject to repayment according to the Term Loan Facility Scheduled Amortization (defined below) and mandatory prepayment events, with the final payment of all amounts outstanding thereunder being due and payable in full on the sixth anniversary of the Closing Date.

TERM LOAN FACILITY SCHEDULED AMORTIZATION:	The Term Loan Facility will be payable in quarterly principal installments equal to $5,000,000, beginning on the last day of the calendar quarter following the calendar quarter in which the Closing Date occurs, and in one final payment on the sixth anniversary of the Closing Date equal to the remaining unpaid principal balance.

MANDATORY PREPAYMENTS OF TERM LOAN FACILITY:	In addition to the scheduled amortization, the Term Loan Facility shall be prepaid by an amount equal to (i) 100% of the net cash proceeds of all asset sales by the Borrower or any subsidiary of the Borrower (including sales of stock of subsidiaries), net of selling expenses and taxes to the extent such taxes are paid; (ii) 100% of casualty insurance net proceeds not reinvested in the Borrower (iii) 100% of the net cash proceeds from the issuance of any debt by the Borrower or any of its subsidiaries (other than pursuant to this Term Sheet); (iv) 50% of the net cash proceeds from the issuance of equity by the Borrower or any of its subsidiaries, and (v) as set forth below under the heading “Excess Cash Flow Recapture”.

EXCESS CASH FLOW RECAPTURE:	Until the Borrower’s Leverage Ratio is 2.50x or less for two

Annex A	infoUSA Inc.

consecutive quarters, each year, not later than 15 days after the Borrower’s audited financial statements are due, the Borrower shall prepay the Term Loan Facility in an aggregate amount equal to 50% of Excess Cash Flow (to be defined) from the prior year’s operations.

APPLICATION OF MANDATORY PREPAYMENTS:	Mandatory prepayments will be applied to principal installments of the Term Loan Facility in inverse order of maturity.

SECURITY:	The Senior Secured Credit Facilities will be secured by a first priority perfected security interest in (i) all of the capital stock of each of the existing and future domestic subsidiaries (direct or indirect) of the Borrower, which capital stock shall not be subject to any other lien or encumbrance; (ii) the capital stock of each existing and future foreign subsidiary (direct or indirect) of the Borrower, to the extent doing so would not result in material increased tax liabilities for the Credit Parties, which capital stock shall not be subject to any other lien or encumbrance; and (iii) all other present and future assets and properties of the Borrower and its subsidiaries (including, without limitation, accounts receivable, real property, equipment, contracts, trademarks, copyrights, patents, license rights and general intangibles), provided, however, that non-U.S. subsidiaries shall only be required to grant security interests to the extent doing so would not result in material increased tax liabilities for the Credit Parties.

The foregoing security shall ratably secure the Senior Secured Credit Facilities and any interest rate swap/foreign currency swap or similar agreements with a Lender or its affiliates under the Senior Secured Credit Facilities.

Negative pledge on all assets of the Borrower and Guarantors other than the stock of the Target, subject to customary permitted liens to be agreed upon.

OPTIONAL PREPAYMENTS AND COMMITMENT REDUCTIONS:	The Borrower may prepay the Senior Secured Credit Facilities in whole or in part at any time without penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings. Prepayments of the Term Loan Facility shall be applied to installments in inverse order of maturity. The unutilized portion of any commitment under the Senior Secured Credit

Annex A	infoUSA Inc.

Facilities in excess of the Swing Line Loans and the stated amount of all Letters of Credit may be irrevocably canceled by the Borrower in whole or in part.

CONDITIONS PRECEDENT TO CLOSING:	The closing of the Senior Secured Credit Facilities will be subject to satisfaction of the conditions precedent deemed appropriate by the Administrative Agent and the Lenders including, but not limited to, the following:

1. The Acquisition shall be fully consummated (provided, however, that in the case of a two-step Acquisition as set forth in clause (i)(A) in the description of the Transaction above, the merger of the Target with Acquisition Sub need not have occurred). All aspects of the structure used to consummate the Acquisition and the definitive documentation relating thereto (the “Definitive Acquisition Documents”) shall be in form and substance satisfactory to Lead Arranger and Lenders. The Definitive Acquisition Documents shall be in full force and effect and in compliance in all material respects with applicable laws and regulations. All aspects of the Acquisition shall be consummated in accordance with the Definitive Acquisition Documents and no provision thereof shall have been amended, supplemented, waived or otherwise modified in any material respect without the prior written consent of Lead Arranger and Lenders.

2. No material change to the corporate and capital structure of Borrower and Guarantors.

3. The definitive documentation evidencing the Credit Facilities (the “Definitive Financing Documents”) shall be prepared by counsel to Lead Arranger and shall be in form and substance satisfactory to Lead Arranger and Lenders and shall have been executed and delivered by Borrower and Guarantors. Such Definitive Financing Documents shall include (i) customary closing documentation, including legal opinions, officers’ certificates, solvency opinions or certificates, resolutions, corporate and public records and the like, and (ii) such documentation and actions as may be necessary to create a perfected first priority lien in the collateral described above.

4. The Lead Arranger and Lenders shall have received (i) the most recent audited financial statements of Borrower and its subsidiaries and the Target and its subsidiaries available as of closing; (ii) the most recent

Annex A	infoUSA Inc.

unaudited financial statements of the Borrower, the Target and their Subsidiaries that are available on the date of closing (which shall in no event be as of a date more than 90 days prior to the date of closing); (iii) a final statement of sources and uses of funds regarding the Transaction; (iv) final projected financial statements (including balance sheets and statements of operations, stockholders’ equity and cash flow) of Borrower and its subsidiaries for the six-year period after the Closing Date; and (v) a pro forma opening balance sheet for Borrower and its subsidiaries as of the Closing Date after giving effect to the Transaction and the financings contemplated hereby. For purposes of the foregoing clauses (i) and (ii), so long as the Target is not cooperating with the Borrower in connection with the Transaction, financial statements of the Target shall be deemed “available” only to the extent that such statements have been made publicly available through SEC filings or otherwise, or have otherwise been provided to the Borrower or one of its wholly-owned subsidiaries.

5. Closing Leverage Ratio (Total Funded Debt at Closing/Combined EBITDA) not greater than 3.00x on the Closing Date, assuming (i) Total Funded Debt on the Closing Date means Total Funded Debt of Borrower minus all cash of Target greater than $3 million, (ii) 100% of the Target’s shares have been tendered, (iii) the entire purchase price for the Target’s stock had been funded, including all costs associated with the Acquisition such as breakup and underwriting fees and fees associated with redemption and repayment of the Target’s indebtedness, and (iv) Combined EBITDA means the combined EBITDA of the Borrower and the Target. “EBITDA” means, with respect to any period: (i) (A) net income for such period, determined in accordance with GAAP, excluding (B) non-operating gains and losses, plus (ii) (A) interest expense, (B) tax expense (C) depreciation and amortization expense, (D) transaction expenses incurred in connection with the Transaction that are not capitalized (E) other extraordinary and non-recurring items to be agreed on (to include litigation charges relating to the Claude Shoch matter), (F) accounting adjustments relating to the treatment of deferred revenue, (G) prepayment premiums incurred in retiring subordinated notes, and (H) unamortized fees related to the Borrower’s senior indebtedness.

6. Except as specifically disclosed in publicly available filings by the Borrower or the Target with the SEC

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prior to the date of this letter, and other than as indicated in the financial projections concerning the Borrower and the Target that have heretofore been made available to the Administrative Agent by the Borrower or any of its representatives in connection with the Senior Secured Credit Facilities, since September 30, 2004 (with respect to the Borrower) and December 31, 2004 (with respect to the Target), there has been no change in the business, assets, liabilities, results of operations or financial condition of the Borrower or the Target which individually or in the aggregate would reasonably be expected to have a material adverse effect on the Borrower or the Target.

7. All material governmental, shareholder and third party approvals necessary or advisable in connection with the Transaction, the financings contemplated hereby and the continuing operations of the business of Borrower and Target and their respective subsidiaries shall have been obtained and be in full force and effect and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose material adverse conditions on the Transaction or the financing thereof and no law or regulation shall be applicable which could reasonably be expected to have such effect.

8. Target shall have repaid in full and terminated all commitments relating to its credit facility with any creditor other than the Lenders and all liens related thereto shall have been released, or the Lender shall have received evidence from the Target that upon consummation of the Transaction the Target will have repaid in full and terminated such credit facilities and released such liens, except (in each case) such indebtedness and liens as are explicitly permitted by the Lenders.

9. There shall not have occurred any material disruption or material adverse change in the financial or capital markets generally or in the market for syndicated credit facilities that could in the sole discretion of the Lead Arranger be expected to materially impair the syndication of the Senior Secured Credit Facilities; and there shall not exist any competing offering, placement or arrangement for any debt security or bank financing by or on behalf of Borrower or any Guarantor.

Annex A	infoUSA Inc.

10. All fees and expenses to be paid on or prior to the Closing Date to Lead Arranger and Lenders shall have been paid in full.

11. S&P and Moodys shall have reviewed the proforma combined financial statements of the Borrower and the Target (after giving effect to the Transaction) and assigned ratings to the Borrower.

12. Wells Fargo shall have determined (in its reasonable discretion) that Section 203 of the Delaware general corporation law will be inapplicable to the Acquisition or any other business combination involving infoUSA or any of its subsidiaries and the Target.

13. The Target shall not have implemented any poison pill (in the form of preferred stock purchase rights or otherwise), or, if it has implemented any such poison pill, such poison pill shall have been invalidated or shall otherwise be inapplicable to the Transaction.

CONDITIONS PRECEDENT TO ALL LOANS:	Usual and customary for transactions of this type, to include without limitation: (i) all representations and warranties are true and correct as of the date of each loan, (ii) no event of default under the Senior Secured Credit Facilities or incipient default has occurred and is continuing, or would result from such loan, and (iii) until consummation of the Acquisition, after giving effect to any requested loan, the sum of the amount available to be drawn on the Revolving Facility plus cash at the Target shall be not less than $25 million.

REPRESENTATIONS AND WARRANTIES:	Usual and customary for transactions of this type, to include without limitation: (i) corporate existence and status; (ii) corporate power and authority/enforceability; (iii) no violation of law or contracts or organizational documents; (iv) no material litigation; (v) correctness of specified financial statements and no material adverse change; (vi) no absence of required governmental or third party approvals; (vii) use of proceeds/compliance with margin regulations; (viii) status under Investment Company Act; (ix) ERISA matters; (x) environmental matters; (xi) payment of taxes; and (xii) accuracy of disclosure; and (xiii) perfected liens and security interests.

COVENANTS:	Usual and customary for transactions of this type, to include without limitation: (i) delivery of financial statements and

Annex A	infoUSA Inc.

other reports; (ii) delivery of compliance certificates; (iii) delivery of notices of default, material litigation and material governmental and environmental proceedings; (iv) compliance with laws (including environmental laws and ERISA matters) and material contractual obligations; (v) payment of taxes; (vi) maintenance of insurance; (vii) limitation on liens; (viii) limitation on mergers, consolidations and sales of assets; (ix) limitation on incurrence of debt; (x) limitation on transactions with affiliates; (xi) limitations on restricted payments, (xii) limitation on permitted acquisitions and investments, and (xiii) prohibition of cash dividends (including stock repurchase and similar payments) in excess of $20,000,000 per loan year.

All dividend payments will be contingent upon no Event of Default existing immediately before or after such declaration or payment and the Borrower’s Leverage Ratio being not more than 3.00x after giving effect to any payment.

FINANCIAL COVENANTS:	Financial covenants shall include
1. Maximum Total Leverage Ratio. Maintenance on a rolling four quarter basis of a Maximum Total Leverage Ratio (Total Funded Debt/EBITDA) of 3.50x on the Closing Date, with step-downs to be agreed upon.

2. Minimum Fixed Charge Coverage Ratio. Maintenance on a rolling four quarter basis of a Minimum Fixed Charge Coverage Ratio (EBITDA less Capital Expenditures)/(Cash Interest Expense plus Scheduled Principal Repayments plus Cash Taxes plus Restricted Payments) of 1.15x.

3. Minimum Net Worth. Maintenance at all times of a Minimum Net Worth of 80% of Borrower’s stockholder’s equity as of December 31, 2004, with step-ups equal to 50% of net income (with no deduction for net losses) and 100% of the proceeds of any equity issuances.

EVENTS OF DEFAULT:	Usual and customary in transactions of this type, to include without limitation: (i) nonpayment of principal, interest, fees or other amounts, (ii) violation of covenants (with cure periods as applicable), (iii) inaccuracy of representations and warranties, (iv) cross-default to other material agreements and indebtedness, (v) bankruptcy and other insolvency events, (vi) material judgments, (vii) ERISA matters, (viii) actual or

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asserted invalidity of any loan documentation or security interests, and (ix) change of control.

ASSIGNMENTS AND PARTICIPATIONS:	The Lenders may assign all or in acceptable minimum amounts any part of their shares of the Senior Secured Credit Facilities to their affiliates, to other Lenders, or to one or more financial institutions or other accredited investors that are Eligible Assignees (to be defined) which are acceptable to the Borrower (unless a default has occurred and is continuing) and the Administrative Agent, such consent not to be unreasonably withheld, provided that the Borrower’s consent need not be obtained for assignments occurring during the first 30 days following the Closing Date. Assignments will be in minimum amounts of $5,000,000 for the Revolving Facility and $1,000,000 for the Term Loan Facility and shall be subject to payment of a fee to the Administrative Agent. The Lenders will have the right to sell participations, subject to customary limitations on voting rights, in their shares of the Senior Secured Credit Facilities.

WAIVERS AND AMENDMENTS:	Amendments and waivers of the provisions of the loan agreement and other Definitive Financing Documents will require the approval of Lenders holding loans and commitments representing more than 50% of the aggregate amount of loans and commitments under the Senior Secured Credit Facilities, except that the consent of all of the Lenders affected thereby shall be required with respect to (a) increases in the commitment of such Lenders, (b) reductions of principal, interest or fees, (c) extensions of scheduled maturities or times for payment, and (d) releases of all or substantially all of the collateral and the Guarantors.

INDEMNIFICATION:	The Borrower shall indemnify the Administrative Agent, Wells Fargo and the Lenders and their respective affiliates from and against all losses, liabilities, claims, damages or expenses arising out of or relating to the Senior Secured Credit Facilities, the Borrower’s use or proposed use of loan proceeds (including but not limited to the Acquisition, whether or not completed) or the commitments, including, but not limited to, reasonable attorneys’ fees (including the allocated cost of internal counsel) and settlement costs. This indemnification shall survive and continue for the benefit of the indemnitees at all times after the Borrower’s acceptance of the Lenders’ commitments for the Senior Secured Credit Facilities,

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notwithstanding any failure of the Senior Secured Credit Facilities to close.
GOVERNING LAW:	State of Minnesota.

LEAD ARRANGER AND ADMINISTRATIVE AGENT’S COUNSEL:	Faegre & Benson, LLP

PRICING/FEES/ EXPENSES:	As set forth in Addendum I.

OTHER:	This Summary of Terms is intended as an outline of certain of the material terms of the Senior Secured Credit Facilities and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions, which would be contained in definitive documentation for the Senior Secured Credit Facilities.

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ADDENDUM I
INTEREST RATES, FEES AND EXPENSES

COMMITMENT FEE:	The Borrower will pay a fee (the “Commitment Fee”), determined in accordance with the Performance Pricing grid set forth below, on the undrawn portion of each Lender’s share of the Senior Secured Credit Facilities. The Commitment Fee is payable quarterly in arrears commencing upon the Closing Date. Swing Line Loans will not be deemed to be utilization for purposes of calculating the Commitment Fee.

INTEREST RATES:	The Revolving Facility and Term Loan Facility shall bear interest at a rate equal to LIBOR plus the Applicable Margin or the Alternate Base Rate (to be defined as the higher of (i) the Wells Fargo prime rate and (ii) the Federal Funds rate plus 0.50%) plus the Applicable Margin. The Applicable Margin in each case shall be determined in accordance with the Performance Pricing grid set forth below.

If during the 180 day period following the initial funding, any breakage costs, charges or fees are incurred with respect to LIBOR loans on account of the syndication of the Senior Secured Credit Facilities, the Borrower shall immediately reimburse the Administrative Agent for any such costs, charges or fees. Such right of reimbursement shall be in addition to and not in limitation of customary cost and yield protections. Each Swing Line Loan shall bear interest at the Alternate Base Rate plus the Applicable Margin.

The Borrower may select interest periods of 1, 2, 3 or 6 months for LIBOR loans, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

A default rate shall apply on all loans in the event of default under the Senior Secured Credit Facilities at a rate per annum of 2% above the applicable interest rate.

PERFORMANCE PRICING:	The Commitment Fee and Applicable Margin for any fiscal quarter, shall be the applicable rate per annum set forth in the table below opposite the Total Leverage Ratio determined as of the last day of the immediately preceding fiscal quarter.

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			Applicable Margin for LIBOR Loans		Applicable Margin for Alternate Base Rate Loans

	Total
	Leverage	Commitment	Revolving	Term Loan	Revolving	Term Loan
Level	Ratio	Fee	Facility	Facility	Facility	Facility

I	> 3.00x	0.45%	2.50%	2.25%	1.50%	1.25%
II	> 2.50x	0.45%	2.25%	2.25%	1.25%	1.25%
	< 3.00x
III	> 2.00x	0.35%	2.00%	2.25%	1.00%	1.25%
	< 2.50x
IV	< 2.00x	0.25%	1.75%	2.25%	0.75%	1.25%

CALCULATION OF INTEREST AND FEES:	Other than calculations in respect of interest at the Wells Fargo prime rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360-day year.

COST AND YIELD PROTECTION:	Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

LETTER OF CREDIT FEES:	Letter of credit fees are due quarterly in arrears to be shared proportionately by the Lenders. Fees will be equal to the Applicable Margin for revolving LIBOR loans on a per annum basis plus a fronting fee of 0.125% per annum to be paid to the Letter of Credit Issuing Lender for its own account. Fees will be calculated on the aggregate stated amount for each Letter of Credit for the stated duration thereof.

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EXPENSES:	The Borrower will pay all reasonable costs and expenses associated with the preparation, due diligence, administration, syndication and enforcement of all documentation executed in connection with the Senior Secured Credit Facilities, including, without limitation, the legal fees of counsel to the Administrative Agent (including the allocated cost of internal counsel), regardless of whether or not the Senior Secured Credit Facilities close. The Existing Credit Agreement will be used as the basis for the new Credit Agreement. After the occurrence of an Event of Default, the Borrower will also pay the expenses of each Lender in connection with any workout, restructuring or enforcement of the loan documents.

This Summary of Terms and Conditions is not intended to be, and should not be construed as, a commitment to lend, nor should it be construed as an attempt to establish all of the terms and conditions relating to the Senior Secured Credit Facilities. It is intended only to be indicative of certain terms and conditions around which the loan documents might be structured and credit approval might be pursued, and not to preclude negotiations within the general scope of these terms and conditions. The loan documents containing final terms and conditions will be subject to approval by Borrower, Wells Fargo and all Lenders.

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Addendum II

Sources and Uses of Funds at the Closing Date assuming 100% of Target’s shares are tendered and the Existing Credit Facility is repaid

Sources		Uses
Revolving Facility	$1,682,000	Repay Existing Credit Facility	$174,600,000
Term Loan Facility	$250,000,000	Acquisition of Target	$74,082,000
		Transaction Fees and Expenses	$3,000,000
Total	$251,682,000	Total	$251,682,000